                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 3 - FINAL)


                                TSX Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of class of securities)

                                  873027106
                                (CUSIP number)

                              William H. Lambert
                             c/o TSX Corporation
                           4849 N. Mesa, Suite 200
                             El Paso, Texas 79912
                                (915) 533-4600

               (Name, address and telephone number of persons
              authorized to receive notices and communications)

                               February 6, 1997
            (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement [ ].

                        (continued on following pages)


















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CUSIP NO.  873027106



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             William H. Lambert
             Social Security Number: ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
             Inapplicable

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------
 7    SOLE VOTING POWER
             0

--------------------------------------------------------------------------------
 8    SHARED VOTING POWER
             0
--------------------------------------------------------------------------------
 9    SOLD DISPOSITIVE POWER
             0

--------------------------------------------------------------------------------
 10   SHARED DISPOSITIVE POWER
             0

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

             IN

--------------------------------------------------------------------------------






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                                SCHEDULE 13D/A


                          (AMENDMENT NO. 3 - FINAL)

        This Amendment No. 3 amends a Statement on Schedule 13D, dated March 10, 1995, as amended by Amendment No. 1 dated June 2, 1995, and Amendment No. 2 dated July 18,1995, filed by William H. Lambert (such Statement as so amended and hereby amended is referred to herein as the "Statement"). This Amendment No. 3 is being filed to report that Mr. Lambert no longer beneficially owns any of the common stock, $.01 par value per share, of TSX Corporation.

ITEM 1.  Security and Issuer

        This Amendment No. 3 to Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock") of TSX Corporation, a Nevada Corporation ("TSX"). TSX's principal executive offices are located at 4849 N. Mesa, Suite 200, El Paso, Texas 79912.

ITEM 2.  Identity and Background

        (a)-(c) This Amendment No. 3 to Schedule 13D is being filed by William
H. Lambert, whose business address is 4849 N. Mesa, Suite 200, El Paso, Texas 79912. Mr. Lambert's present principal occupation is his employment with TSX.

        (d)-(f) Mr. Lambert is a United States citizen. During the last five years, Mr. Lambert has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Lambert has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

        This Item to the Statement is no longer applicable, and the information set forth thereunder is amended to that effect.

ITEM 4.  Purpose of Transaction

        This Item to the Statement is no longer applicable, and the information set forth thereunder is amended to that effect.

ITEM 5.  Interest in Securities of the Issuer

        This Item is amended as follows:

        (a) As described in paragraph (e) below, Mr. Lambert no longer beneficially owns any of the TSX Common Stock.

        (b) Mr. Lambert has no power to vote, or to direct the voting of, TSX Common Stock nor does he have any power to dispose of, or to direct the disposition of, TSX Common Stock.

        (c)  See paragraph (e) below.

        (d)  See paragraph (e) below.







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        (e)  On February 6, 1997, Mr. Lambert ceased to beneficially own any of the Common Stock of TSX Corporation because on that date, pursuant to the Plan of Merger among ANTEC Corporation, TSX Corporation, and TSX Acquisition Corporation, dated October 28, 1996, TSX Corporation became a wholly-owned subsidiary of ANTEC Corporation. On that date, each issued and outstanding share of Common Stock of TSX Corporation was converted into one share of the Common Stock, par value $.01 per share, of ANTEC Corporation, and each share of Common Stock of TSX Corporation then became no longer outstanding, were automatically cancelled and ceased to exist. Further, at that time, each option granted by TSX Corporation to purchase shares of Common Stock of TSX
Corporation which was then outstanding and unexercised was converted automatically into an option to purchase the same number of shares of Common Stock of ANTEC Corporation.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        This Item to the Statement is no longer applicable, and the information set forth thereunder is amended to that effect.

ITEM 7.  Material to be Filed as Exhibits

        None.








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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 17, 1997

                                        TSX CORPORATION


                                        By:/s/ WILLIAM H. LAMBERT
                                           ---------------------------------
                                               William H. Lambert

















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